March 5, 2009
Ladies and Gentlemen:
Concurrently herewith, Online Resources Corporation (the “Company”) is, pursuant to Rule 14a-6(a), filing its preliminary proxy statement and form of proxy. In accordance with Rule 14a-6(a), please be advised that the definitive copies thereof are intended to be released to the Company’s stockholders on March 16, 2009.

Sincerely yours,

Catherine Graham
Executive Vice President, Chief Financial Officer and Treasurer